UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNX Coal Resources LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

12592V100

(CUSIP Number)

Lorraine L. Ritter

Chief Financial Officer and Chief Accounting Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 12592V100

1.	Name of Reporting Person: CONSOL Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 5,006,496(a)(b)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 1,050,000(b)(c)
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,006,496(a)(b)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 32.16%(d)
14.	Type of Reporting Person: CO

(a)	Includes 3,956,496 Class A Preferred Units representing limited partnership interests of the Issuer (“Class A Preferred Units”) held by the Reporting Person, which convert on a one-for-one basis into common units representing limited partnership interests of the Issuer (“Common Units”) as described in the Partnership Agreement (as defined below), and which prior to conversion vote together with the holders of Common Units as a single class on an “as if” converted basis, as more fully described below.
(b)	Excludes 11,611,067 subordinated units representing limited partnership interests of the Issuer (“Subordinated Units”) held by the Reporting Person, which units convert on a one-for-one basis into Common Units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1 filed on April 1, 2015, as amended (No. 333-203165). As of the date of this report, if all Subordinated Units and Class A Preferred Units were converted into Common Units, the Reporting Person would hold 16,617,563 Common Units.
(c)	Excludes 3,956,496 Class A Preferred Units held by the Reporting Person which convert on a one-for-one basis into Common Units as described in the Partnership Agreement (as defined below) and are not transferable (other than to affiliates of the Reporting Person) until September 30, 2017.
(d)	Based upon 11,611,067 Common Units outstanding as of July 29, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016, and gives effect to the conversion of the 3,956,496 Class A Preferred Units held by the Reporting Person given the current voting power over such securities, and does not give effect to the conversion of the Subordinated Units. If all of the Subordinated Units and Class A Preferred Units were converted into Common Units as of the date of this report, the Reporting Person’s beneficial ownership would be 61.1%.

Explanatory Note:

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of CNX Coal Resources LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317. The Reporting Person holds 1,050,000 Common Units, all outstanding Subordinated Units and all outstanding Class A Preferred Units.

Upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Issuer attached hereto as Exhibit A (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Issuer held by the Reporting Person (defined below) are convertible into Common Units on a one-for-one basis as set forth in the Partnership Agreement.

The Class A Preferred Units are currently voted on an “as if” converted basis with the Common Units. The Class A Preferred Units are convertible, at the election of the holder thereof, into Common Units on a one-for-one basis (i) at any time after September 30, 2017, (ii) with respect to any dissolution or liquidation of the Issuer pursuant to the Partnership Agreement occurring prior to September 30, 2017, as of the business day immediately prior to the effective date of such dissolution or liquidation and (iii) as of the business day immediately prior to the record date or effective date, as applicable, of a Class A Preferred Unit Change of Control, all as more fully described below. All, but not less than all, of the outstanding Class A Preferred Units are convertible at the election of the Issuer into Common Units on a one-for-one basis on or after September 30, 2019, subject to the conditions described below.

References to the “General Partner” refer to CNX Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Issuer.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by CONSOL Energy Inc., a Delaware corporation (the “Reporting Person”).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and board of directors of the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein.

(b)	The address for the Reporting Person is 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(c)	The principal businesses of the Reporting Person are Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin and the extraction and preparation of coal, also in the Appalachian Basin.

(d)-(e)	During the past five years, none of the Reporting Persons, and none of the Listed Persons identified on Schedule I, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an entity properly organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

On July 7, 2015, the Issuer completed its initial public offering (the “IPO”) of 5,000,000 Common Units at a price to the public of $15.00 per Common Unit ($14.10 per Common Unit, net of the underwriting discount) pursuant to a Registration Statement on Form S-1, as amended (File No. 333-203165), initially filed by the Issuer with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2015 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Concurrently with the completion of the IPO, the Issuer completed a private placement (the “Private Placement”) of 5,000,000 Common Units at a price of $15.00 per Common Unit (for an aggregate offering price of $75.0 million) pursuant to a Common Unit Purchase Agreement, dated June 25, 2015 (the “Original Private Placement Purchase Agreement” and, as amended by the Amendment to the Common Unit Purchase Agreement, dated June 30, 2015 (the “Private Placement Amendment”), the “Private Placement Purchase Agreement”), with certain funds (each a “Private Placement Purchaser” and, collectively, the “Private Placement Purchasers”) managed by Greenlight Capital, Inc. and/or its affiliates (“Greenlight Capital”). The Private Placement Amendment amended the Original Private Placement Purchase Agreement by adding three additional funds managed by Greenlight Capital that were Purchasers under the Private Placement Purchase Agreement. The material terms of the Private Placement are described in the Registration Statement. The Common Units were issued to the Private Placement Purchasers in the Private Placement pursuant to the Private Placement Purchase Agreement in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Prior to the IPO and the Private Placement, the Reporting Person owned 100% of the limited partner interests of the Issuer. On July 7, 2015, in connection with the closing of the IPO and Private Placement, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “IPO Contribution Agreement”) with the Reporting Person, the General Partner and CNX Operating LLC (the “Operating Company”). The Operating Company wholly owns CNX Thermal Holdings LLC (“CNX Thermal”), which owned a 20% undivided interest in and to the Pennsylvania Mine Complex. Immediately prior to the closing of the IPO, the Reporting Person contributed to the Issuer all of its interest in the Operating Company in exchange for 861,067 Common Units and 11,611,067 Subordinated Units and the right to receive (i) any remaining Common Units not purchased by the underwriters pursuant to their option at the expiration of the option period, (ii) a cash distribution of approximately $66.0 million from the net proceeds of the IPO, (iii) a cash distribution of approximately $68.0 million from the proceeds of the Private Placement and (iv) a cash distribution of approximately $197.0 million from the Issuer’s net borrowings under the Issuer’s revolving credit facility. Additionally, the General Partner received a continuation of its 2% general partner interest and all of the incentive distribution rights of the Issuer. These transactions, among others, were made in a series of steps outlined in the IPO Contribution Agreement, which is an exhibit to the Registration Statement. On July 31, 2015, upon the expiration of the underwriters’ option period described above, the Issuer issued to the Reporting Person an additional 188,933 Common Units that were not purchased by the underwriters.

On September 30, 2016, the Issuer and CNX Thermal entered into a Contribution Agreement (the “First Drop Down Contribution Agreement”) with the Reporting Person, Consol Pennsylvania Coal Company LLC (“CPCC”) and Conrhein Coal Company (“Conrhein” and together with CPCC, the “First Drop Down Contributing Parties”), under which CNX Thermal acquired an undivided 6.25% of the Contributing Parties’ right, title and interest in and to the Pennsylvania Mine Complex (which represents an aggregate 5% undivided interest in and to the Pennsylvania Mine Complex) (the “First Drop Down”), in exchange for (i) cash consideration in the amount of $21.5 million and (ii) the Issuer’s issuance of 3,956,496 Class A Preferred Units representing limited partner interests in the Issuer at an issue price of $17.01 per Class A Preferred Unit (the “Class A Preferred Unit Issue Price”), or an aggregate $67.3 million in equity consideration, to the Reporting Person. The Class A Preferred Unit Issue Price was calculated as the volume-weighted average trading price of the Issuer’s Common Units over the trailing 15-day trading period ending on September 29, 2016 (or $14.79), plus a 15% premium. Following the First Drop Down and including interests it held previously thereto, CNX Thermal holds an aggregate 25% undivided interest in and to the Pennsylvania Mine Complex.

Concurrently with the completion of the First Drop Down, the General Partner adopted the Partnership Agreement to, among other things, authorize and establish the terms of the Class A Preferred Units. Pursuant to the Partnership Agreement, the Class A Preferred Units will rank senior to the Common Units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Class A Preferred Units have no stated maturity and are not subject to any sinking fund and will remain outstanding indefinitely unless converted into Common Units at the election of either the holder of the Class A Preferred Units or the Issuer, in each case after certain requirements have been met.

Holders of the Class A Preferred Units will receive, on a cumulative basis and if and when declared by the General Partner, a quarterly distribution, payable in cash or in additional Class A Preferred Units, subject to certain adjustments, equal to an annual rate of 11% on the Class A Preferred Unit Issue Price. If the Issuer fails to pay in full any Class A Preferred Unit distribution (a “Class A Preferred Unit Payment Default”), then the amount of such Class A Preferred Unit arrearage will be increased at an annual rate of 11.0%, compounded quarterly, from the first day of the quarter immediately following the quarter in respect of which such Class A Preferred Unit distribution was to be paid until the Class A Preferred Unit cumulative arrearage has been paid in full.

Class A Preferred Units are convertible, at the election of the holder thereof, into Common Units on a one-for-one basis (i) at any time after September 30, 2017 (the first anniversary of the First Drop Down), (ii) with respect to any dissolution or liquidation of the Issuer pursuant to the Partnership Agreement occurring prior to September 30, 2017, as of the business day immediately prior to the effective date of such dissolution or liquidation and (iii) with respect to a Class A Preferred Unit Change of Control (as defined below), as of the business day immediately prior to the record date or effective date, as applicable, of such Class A Preferred Unit Change of Control.

“Class A Preferred Unit Change of Control” means the occurrence of any of the following events: (i) the Reporting Person has ceased to directly or indirectly own at least 50% of the voting securities of the General Partner, measured by voting power rather than number of units (other than in connection with a qualified initial public offering of the General Partner); (ii) the Common Units are no longer listed or admitted to trading on the New York Stock Exchange or another national securities exchange; (iii) the sale, lease, transfer, conveyance or other disposition (including by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole to any person individually or two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer; (iv) the General Partner withdraws or is removed by the limited partners pursuant to the Partnership Agreement; (v) the dissolution or liquidation of the Partnership or the General Partner (other than in connection with a bankruptcy proceeding or statutory winding up), (vi) any transaction pursuant to which the General Partner or any of its affiliates exercises its rights to purchase all of the Common Units pursuant to the Partnership Agreement and (vii) any transaction or event that constitutes a change of control under any of the Partnership’s Funded Indebtedness (as defined below) in excess of $20 million in the aggregate for such indebtedness that permits or causes the acceleration of such indebtedness or the termination of any commitment to lend. “Funded Indebtedness” means all indebtedness for borrowed money that by its terms or by the terms of any instrument or agreement relating thereto matures, or which is otherwise payable or unpaid, one year or more from, or is directly or indirectly renewable or extendible at the option of the obligor in respect thereof to a date one year or more (including, without limitation, an option of such obligor under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more) from, the date of the creation thereof.

All, but not less than all, of the outstanding Class A Preferred Units are convertible, at the election of the Issuer, into Common Units on a one-for-one basis, on or after September 30, 2019 (the third anniversary of the closing of the First Drop Down); provided, that (i) no Class A Preferred Unit Payment Default has occurred and is continuing; (ii) the volume-weighted average trading price of the Common Units on the national securities exchange on which the Common Units are then listed, quoted or admitted to trading over the 15-day trading period ending on the trading day immediately prior to the date of the Class A Preferred Unit conversion notice is equal to or greater than 140% of the Class A Preferred Unit Issue Price; and (iii) the average daily trading volume of the Common Units on the national securities exchange on which the Common Units are then listed, quoted or admitted to trading is at least 35,000 Common Units (subject to customary anti-dilution adjustments) with respect to any 20 trading days within the 30-trading day period ending on the trading day immediately prior to the date of the Class A Preferred Unit conversion notice.

The Reporting Person, as holder of the Class A Preferred Units, has such voting rights pursuant to the Partnership Agreement as if all the Class A Preferred Units outstanding on the relevant record date were converted, on a one-for-one basis, into Common Units and will vote together with the holders of Common Units as a single class on an “as if” converted on the relevant record date basis. Holders of Class A Preferred Units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Class A Preferred Units in any material respect or as required by applicable law or regulation.

The summaries contained herein of the Partnership Agreement, IPO Contribution Agreement, Original Private Placement Purchase Agreement, Private Placement Amendment, First Drop Down Contribution Agreement and

Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits A through F, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Units, Subordinated Units and Class A Preferred Units reported herein for investment purposes, and the Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Person owns the Issuer’s General Partner and appoints the General Partner’s board of directors and may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or legal structure.

(a) The Subordinated Units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant restricted units, phantom units, distribution equivalent rights, unit options, unit appreciation rights, unit awards, profits interest units and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the CNX Coal Resources LP 2015 Long-Term Incentive Plan (the “LTIP”). The Class A Preferred Units owned of record by the Reporting Person are convertible into Common Units at the election of the Reporting Person, and upon certain events by the Issuer, each on a one-for-one basis upon the satisfaction certain requirements as set forth in the Partnership Agreement. The General Partner may elect to pay the quarterly distribution on the Class A Preferred Units in additional Class A Preferred Units.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by the Reporting Person. Some of the Reporting Person’s executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. The Reporting Person has the ability to elect all the members of the board of directors of the General Partner and may change the board composition from time to time in its discretion.

(e) Subject to the restrictions contained in the Partnership Agreement, the Reporting Person, as the direct owner of the General Partner of the Issuer, exercises control over the amount of distributions declared by the Issuer and may cause the Issuer to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Person has no current intention of changing the present capitalization or distribution policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

(a) - (j) Except for the matters set forth above in this Schedule 13D, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	After giving effect to the IPO and the First Drop Down, the Reporting Person owns 1,050,000 Common Units, representing 9.04% of the outstanding Common Units of the Issuer (without giving effect to the conversion of any of the Subordinated Units or Class Preferred Units), 11,611,067 Subordinated Units, representing 100% of the Subordinated Units of the Issuer, and 3,956,496 Class A Preferred Units, representing 100% of the Class A Preferred Units of the Issuer.

Given the current voting power of the Class A Preferred Units, the Reporting person is deemed to beneficially own 5,006,496 Common Units, or an 18.1% aggregate limited partner interest, which includes the Class A Preferred Units on an “as if” converted basis, but excludes the Subordinated Units. If all of the Subordinated Units were converted into Common Units as of the date of this report, the Reporting Person’s beneficial ownership would be a 60.1% aggregate limited partner interest.

Through its ownership of the General Partner, the Reporting Person may be deemed to indirectly beneficially own the General Partner’s 1.71% general partner interest and all of the incentive distribution rights in the Issuer.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	The information set forth in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d)	The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Second Amended and Restated Partnership Agreement

The General Partner, as the sole general partner of the Partnership, the Reporting Person, as the initial limited partner of the Issuer, and all other limited partners, among others, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of conversion of the Subordinated Units and the Class A Preferred Units into Common Units and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates, including the Reporting Person, have the right to cause the Issuer to register for resale under the Securities Act and applicable state securities laws any units that they hold.

Registration Rights Agreement

Concurrently with the completion of the First Drop Down, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person pursuant to which, among other things, within 180 days of the transfer by the Reporting Person of any of the Class A Preferred Units to a non-affiliate, the Issuer will be required to file and maintain a registration statement with respect to the resale of the Common Units issuable upon conversion of the Class A Preferred Units (the “Registrable Securities”). The Registration Rights Agreement provides certain customary piggyback rights. In the Registration Rights Agreement, the Partnership has agreed to indemnify holders of Registrable Securities that elect to dispose of their Registrable Securities in any registration under the Securities Act against certain liabilities including liabilities under the Securities Act.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Second Amended and Restated Agreement of Limited Partnership of CNX Coal Resources LP, dated as of September 30, 2016 (Filed as Exhibit 3.1 to the Issuer’s Form 8-K (File No. 001-37456) filed on October 4, 2016)

Exhibit B	Contribution, Conveyance and Assumption Agreement, dated as of July 7, 2015, by and among CNX Coal Resources LP, CNX Coal Resources GP LLC, CONSOL Energy Inc. and CNX Operating LLC (Filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-37456) filed on July 6, 2015)

Exhibit C	Common Unit Purchase Agreement, dated as of June 25, 2015, by and among CNX Coal Resources LP, Greenlight Capital, LP, Greenlight Capital Qualified, LP and Greenlight Capital (Gold), LP (filed as Exhibit 10.12 to Amendment No. 7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-203165), filed with the Securities and Exchange Commission on June 26, 2015)

Exhibit D	Amendment to Common Unit Purchase Agreement, dated as of June 30, 2015, by and among CNX Coal Resources LP, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Coal (GCOP), LLC, Greenlight Coal (GGOM), LLC and Greenlight Coal (GLRE), LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37456), filed on July 6, 2015)

Exhibit E	Contribution Agreement, dated as of September 30, 2016, by and among CONSOL Energy Inc., Consol Pennsylvania Coal Company LLC, Conrhein Coal Company, CNX Coal Resources LP and CNX Thermal Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37456), filed on October 4, 2016)

Exhibit F	Registration Rights Agreement, dated as of September 30, 2016, by and among CNX Coal Resources LP and CONSOL Energy Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37456), filed on October 4, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016	CONSOL Energy Inc.

/s/ David M. Khani
	By:	David M. Khani
Executive Vice President and Chief Financial Officer

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Person, or each person controlling the Reporting Person, is set forth below.

Reporting Person: CONSOL Energy Inc.
Name	Business Address	Principal Occupation or Employment	Citizenship

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President - Diversified Business Units	USA

David M. Khani	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Exploration and Production	USA

James A. Brock	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Coal	USA

William N. Thorndike, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

Alvin R. Carpenter	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Vice Chairman – CSX Corporation)	USA

William E. Davis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Gregory A. Lanham	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Director and Chief Executive Officer of FTS International, Inc.)	USA

Bernard Lanigan, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

John T. Mills	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chief Financial Officer – Marathon Oil Corporation)	USA

Joseph P. Platt	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

William P. Powell	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

Edwin S. Roberson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chief Executive Officer, Christ Community Health Services)	USA